February 28, 2012

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On behalf of the Northern Lights Variable Trust (the "Trust"), the purpose of this letter is to respond to the comments you provided to me during a telephone conversation on February 8, 2012 with respect to the Preliminary Proxy Statement (the “Preliminary Proxy”) filed in connection with the solicitation of shareholder approval of new advisory and sub-advisory agreements on behalf of each of JNF Money Market Portfolio (the “Money Market Portfolio”), JNF Balanced Portfolio (the “Balanced Portfolio”), and JNF Equity Portfolio (the “Equity Portfolio”).  (The Money Market Portfolio, the Balanced Portfolio, and the Equity Portfolio each may be referred to herein as a “JNF Fund” and together, as the “JNF Funds.”)  Your comments are set forth below and each is followed by the Trust's response.

Comment:

The Preliminary Proxy filing did not include a form of the proxy card to be used by shareholders of the JNF Funds for voting purposes.  Please confirm that the proxy card that will be included with the definitive proxy materials (the “Proxy Statement”) will comply with the requirements set forth in Rule 14a-4 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Response:

The proxy card to be included in the definitive proxy materials will comply with the applicable requirements set forth in Rule 14a-4 of the 1934 Act.

Comment:

Please note that mutual funds that serve as underlying investments for variable insurance products may not rely on the “Notice and Access Model” for notice and delivery of proxy materials as set forth in Regulation 14A of the 1934 Act.

Response:

The Trust will not seek to rely on the Notice and Access Model to deliver the Proxy Statement to the beneficial owners of the JNF Funds.

Comment:

Please clarify throughout the Proxy Statement that the “manager of managers” exemptive order that the Trust and JNF obtained from the Securities and Exchange Commission (the “SEC” or the “Commission”) only applies to advisory agreements involving non-affiliated advisers.

Response:

The discussion throughout the Proxy Statement regarding application of the manager of managers exemptive order has been clarified to explain that the order only applies to advisory agreements involving non-affiliated advisers.

Comment:

Please clarify that each proposed investment advisory and sub-advisory agreement is identical to each corresponding previous agreement except that the date of its execution, effectiveness, and termination are changed.

Response:

The suggested clarifying language has been inserted into the Proxy Statement.

Comment:

As required by Item 22(c)(1)(i) of Schedule 14A, please indicate the date each of the existing investment advisory and sub-advisory agreements was submitted for shareholders for approval and the purpose of such submission.

Response:

With regard to each JNF Fund, the applicable investment advisory and sub-advisory agreement was approved at the inception of each Fund by the sole, initial shareholder.  Clarifying language has been added to the discussion of each investment advisory and sub-advisory agreement in the Proxy Statement.

Comment:

Please confirm whether or not JNF has a board of directors.

Response:

JNF is a wholly-owned subsidiary of Jefferson National Financial Corp.  JNF does not have a separate board of directors.

Comment:

As required by Item 22(c)(10) of Schedule 14A, please clarify whether JNF or any investment sub-adviser to any JNF Fund also serves as an investment adviser to any other registered investment company with an investment objective similar to that of the corresponding JNF Fund.  If so, please provide the information required by Item 22(c)(10) with respect to each applicable investment adviser or sub-adviser.

Response:

JNF has no advisory clients other than the JNF Funds.  However, the information required by Item 22(c)(10) of Schedule 14A has been added to the Proxy Statement with regard to Invesco Advisors, Inc. and Chicago Equity Partners, LLC.

Comment:

Please clarify the voting requirement necessary for passage of each shareholder proposal described in the Proxy Statement.

Response:

The voting requirement necessary for passage of each shareholder proposal described in the Proxy Statement has been clarified.

In addition to the foregoing, each of the editorial comments you provided have been incorporated in the Proxy Statement

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The Trust hereby acknowledges that: (i) the Trust is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call the undersigned at 202.973.2735 with any questions concerning the foregoing.

/s/ Terrence Davis

Terrence Davis